UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2012

Commission File No.: 001-35273

COGO GROUP, INC.

Room 10001, Tower C, Skyworth Building,

High-Tech Industrial Park,

Nanshan, Shenzhen 518057, PRC

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Entry into a Material Definitive Agreement.

On October 23, 2012, Cogo Group, Inc. (the “Company”) entered into a Sale and Purchase Agreement (the “Agreement”) with Envision Global Group (“Envision”), an entity owned by Jeffrey Kang, the Company’s Chairman and Chief Executive Officer pursuant to which the Company would sell the subsidiaries specified in the Agreement to Envision. The target subsidiaries represent approximately 32% of the Company’s revenues. Pursuant to the Agreement:

•	Total consideration will be $78 million, which will be paid in two installments, $10 million at closing and an additional $68 million on or before December 31, 2012.

•	In the event the second installment payment is not made, title to the target companies will be transferred back to the Company and the initial closing payment will be returned to Envision. The shares for the target subsidiaries will be held in escrow pending the second installment payment and Envision has agreed that it will continue to operate the target subsidiaries in the ordinary course of business until the second installment payment is made.

•	Cross guarantees to banking institutions among the companies will be maintained, subject to approval by applicable banks, in order to maintain better financing terms for all the companies. Envision will pay the Company $250,000 per quarter for so long as such cross-guarantees remain in place.

Prior to the closing, the Company will need to restructure certain of its subsidiaries so that only the target subsidiaries are sold to Envision. The transactions contemplated by the Agreement are anticipated to close on or about December 31, 2012.

Financial Statements and Exhibits

Exhibits:

	Exhibit No.	Description

	4.1	Sale and Purchase Agreement dated October 23, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGO GROUP, INC.

By:	/s/Jeffrey Kang
Name: Jeffrey Kang
Title: Chief Executive Officer

Dated: October 29, 2012

EXHIBIT INDEX

Exhibit
No.	Exhibit

4.1	Sale and Purchase Agreement dated October 23, 2012